Exhibit 4.1

This is to certify that is / are the registered shareholders of: No. of Shares Date of Record Type of Share Incorporated in the Cayman Islands XChange TEC.INC Class A Ordinary Certificate Number Par Value , USD 0.0000001 % Paid The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith. Director Director / Secretary